CUSIP No.  45244C104

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BROWN BROTHERS HARRIMAN & CO.
13-4973745

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

U. S. A.

5. SOLE VOTING POWER

N/A

6. SHARED VOTING POWER

196200

7. SOLE DISPOSITIVE POWER

N/A

8. SHARED DISPOSITIVE POWER

196200

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

196200

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES*

[ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW [9]

7.9

12. TYPE OF REPORTING PERSON*

BK



Item 1 (a). Name of Issuer:

Image Sensing Systems Inc.

Item 1 (b). Address of issuer's principal executive offices:

500 Spruce Tree Centre
1600 University Ave. W
St. Paul, MN, 55104-3825

Item 2 (a). Name of person filing:

Brown Brothers Harriman & Co.

Item 2(b). Address of principal business office:

59 Wall Street
New York City, NY 10005

Item 2(c). Citizenship:

U.S.A.

Item 2(d). Title of class of securities:

Common

Item 2(e). CUSIP Number:

45244C104

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

(b)  / _X_ /  Bank as defined in Section 3(a)(6) of the Act.

(g) /   /  Parent holding company, in accordance with Subsection 240
13d-1(b)(ii)(G).

Item 4. Ownership:

	(a)	Amount beneficially owned:

		196200

	(b)	Percent of class:

		7.9%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote

			N/A

(ii)	Shared power to vote or to direct the vote

			196200

(iii)	Sole power to dispose or to direct the disposition of

			N/A

(iv)	Shared power to dispose or to direct the disposition
of

			196200


Item 5. Ownership of 5 Percent or Less of a Class

N/A

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Michael H. Scheller through his personal account and Jamms Associates LP

Item 7. Identification and Classification of the Subsidiary
        Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

AGREEMENT

The undersigned hereby agree to file jointly the attached statement or amendment on Schedule 13G and any further amendments thereto pursuant to Regulation 13G promulgated by the Securities and Exchange Commission
under the Securities Exchange Act of 1934.   Such filing shall be made
by Brown Brothers Harriman & Co. on its behalf and on behalf of the other parties hereto.


Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group
N/A

Item 10. Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purposes of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose of effect.

Disclaimer of Beneficial Ownership

The undersigned expressly declare that the filing of this Schedule 13G shall not be construed as an admission that the undersigned are, for purpose of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934,the beneficial owners of any securities covered by this Schedule 13G.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	Sept. 8, 1999
BROWN BROTHERS HARRIMAN & CO.
By:   Richard Stork
      Compliance Officer